UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certificate and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  0-24846

Colorado Casino Resorts, Inc.
(Exact name of registrant as specified in its charter)

One South Nevada Street, Suite 200, Colorado Springs, Colorado  80903
(719) 635-7047
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirement of the Securities Exchange Act of 1934, Colorado Casino Resorts, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COLORADO CASINO RESORTS, INC.

Date: August 16, 2006	By:	/s/ Michael S. Smith
Michael S. Smith,
President and Chief Executive Officer